Exhibit (a)(1)(i)
Offer to Purchase for Cash
by
EGL, INC.
of
Up to 9,615,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
At a Purchase Price of Not Greater Than $26.00 Nor Less Than $22.50 Per Share
The tender offer, the proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on September 28, 2005, unless the tender offer is extended.
     EGL, Inc., a Texas corporation, is offering to purchase up to 9,615,000 shares of its common stock, par value $0.001 per share, at a price not greater than $26.00 nor less than $22.50 per share, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the tender offer). We will select the lowest purchase price that will allow us to purchase 9,615,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering shareholders at our expense promptly after the expiration of the tender offer. See Section 1.
     Our intent is to purchase up to $250 million of our shares in the tender offer. In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares (945,919 shares as of August 24, 2005) without extending the tender offer so that we repurchase up to $250 million of our shares. By way of example, if the final purchase price is $25.00 per share, we intend to purchase up to an additional 385,000 of our outstanding shares to the extent tendered in the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.
     Unless the context requires otherwise, all references to our shares and our common stock shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of May 23, 2001, with Computershare Investor Services, L.L.C., as Rights Agent. All shares tendered and purchased will include such associated preferred stock purchase rights.
     We have received commitments for debt financing to purchase the shares in the tender offer as described in Section 9. The tender offer is subject to certain conditions, including completing our debt financing. See Section 7. The tender offer is not conditioned on any minimum number of shares being tendered.
     Our shares are quoted and traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the trading symbol “EAGL”. On August 29, 2005, the day that we announced the tender offer, the closing price of the shares on the NASDAQ National Market was $22.63 per share. You are urged to obtain current market quotations for the shares before tendering any of your shares. See Section 8.
     Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the tender offer. See Section 2.
     Our directors and executive officers have informed us that they do not intend to tender any of their shares in the tender offer.
The Dealer Manager for the Tender Offer is:
Banc of America Securities LLC
Offer to Purchase dated August 30, 2005

IMPORTANT
      If you want to tender all or part of your shares, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Investor Services, L.L.C., the Depositary for the tender offer;

•	if you are an institution participating in The Depository Trust Company (“DTC”), tender your shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase;

•	if you are a participant in our Employee Stock Purchase Plan and you wish to tender any of your shares held in that plan, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase and review the separate materials related to the plan enclosed with this Offer to Purchase for instructions; or

•	if you are a holder of vested options, you may exercise your options and tender any of the shares issued upon exercise.
      If you want to tender your shares but your certificates for the shares are not immediately available or cannot be delivered to the Depositary within the required time, or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date (as defined below) of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.
      To tender shares properly, other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or shares held in the employee stock purchase plan, you must properly complete and duly execute the letter of transmittal, including the section relating to the price at which you are tendering your shares.
      If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share.
      Questions and requests for assistance may be directed to Morrow & Co., Inc., the Information Agent for the tender offer, or to Banc of America Securities LLC, the Dealer Manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.
      We are not making the tender offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the tender offer to shareholders in any such jurisdiction in compliance with applicable law.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer or as to the purchase price or prices at which you may choose to tender your shares. You should rely only on the information contained in this document or in documents incorporated by reference or to which we have referred you. We have not authorized any person to give any information or to make any representations in connection with the tender offer other than those contained in this document or incorporated by reference or in the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us or the Dealer Manager.
      As used in this Offer to Purchase, references to “we”, “us”, “our”, “EGL” and “the Company” refer to EGL, Inc. and its consolidated subsidiaries.

SUMMARY TERM SHEET
      We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.
Who is offering to purchase my shares?

•	EGL, Inc., a Texas corporation, is offering to purchase your shares of common stock.
What is the purpose of the tender offer?

•	Our Board of Directors has analyzed our business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of our financial resources given our share price, our ability to generate cash from operations, borrowing capacity and the current and projected economic environment. Our Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. Our Board of Directors believes that incurring debt to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders without compromising our access to liquidity to meet our working capital or capital investment requirements. See Section 2.

•	In particular, we believe the tender offer will provide shareholders with the opportunity to tender all or a portion of their shares without the potential disruption to the share price and usual transaction costs associated with market sales. The tender offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in EGL and, thus, in our future earnings. See Section 2.

•	At the same time, we believe that the purchase of shares pursuant to the tender offer represents an attractive investment for us, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy, while complying with the applicable financial covenants. See Section 2.
How many shares will EGL purchase?

•	We are offering to purchase up to 9,615,000 shares that shareholders properly tender in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. The 9,615,000 shares represent approximately 20.3% of our outstanding common stock as of August 24, 2005. If more than 9,615,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis and shares conditionally tendered, which will, to the extent feasible, be selected for purchase by random lot. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

•	Our intent is to purchase up to $250 million of our shares in the tender offer. In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares (945,919 shares as of August 24, 2005) without extending the tender offer so that we repurchase up to $250 million of our shares. By way of example, if the final purchase price is $25.00, we intend to purchase up to an additional 385,000 of our outstanding shares to the extent tendered in the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

What will be the purchase price for the shares and what will be the form of payment?

•	We are conducting the tender offer through a procedure commonly called a modified “Dutch Auction”. This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for this offer is $22.50 to $26.00 per share. See Section 1.

•	The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering shareholders, we can purchase 9,615,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. To maximize the chance of having all of the shares you tender purchased by us, you may agree to accept the purchase price we determine pursuant to the tender offer. Alternatively, you may tender shares at a price selected by you within the $22.50 to $26.00 per share price range. See Section 1.

•	All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price for tendered shares promptly after the tender offer expires. If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share.

•	If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, for all your shares that we purchase pursuant to the tender offer. We will pay the purchase price promptly after the expiration of the tender offer period. See Section 1.
What are the “associated preferred stock purchase rights”?

•	Each time we issue a share, we issue to the holder of the share one preferred stock purchase right pursuant to the Rights Agreement, dated as of May 23, 2001, with Computershare Investor Services, L.L.C., as Rights Agent, which is incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO. These associated preferred stock purchase rights are not represented by separate certificates. Instead, they are evidenced by certificates of shares of common stock and they automatically trade with the associated common stock. Unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights and a tender of shares will include a tender of the associated preferred stock purchase rights. See Section 1.
Will the tender offer cause the associated preferred stock purchase rights to become exercisable?

•	The tender offer is not expected to cause our preferred stock purchase rights issued pursuant to the Rights Agreement to become exercisable for shares of preferred stock. The Rights Agreement provides that the preferred stock purchase rights will become exercisable for shares of our preferred stock following the initiation of a tender offer that would result in the offeror becoming an “Acquiring Person” or the announcement that a person has otherwise become an Acquiring Person, unless a majority of the members of our Board of Directors unrelated to the Acquiring Person approves of the offer as specified in the Rights Agreement. An “Acquiring Person” is defined as any non-exempt person who, together with its affiliates and associates, becomes the owner of 15% or more of our outstanding shares of common stock (other than James R. Crane and his affiliates and associates, who will become an Acquiring Person only upon the acquisition of 49% or more of our outstanding shares of common stock). We are exempt from becoming an Acquiring Person by the terms of the Rights Agreement. In addition, the Rights Agreement provides that no person shall become an Acquiring Person solely as the result of our acquisition of shares which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person, together with all affiliates and associates of such person, to 15% or more of our shares then outstanding, unless and until such person, together with its affiliates and associates, acquires additional shares constituting 1% or more of the total shares outstanding.

How will EGL pay for the shares tendered in the tender offer?

•	We will need a maximum of $250 million to purchase 9,615,000 shares, assuming the price paid per share is $26.00. We anticipate that we will obtain the funds necessary to purchase shares tendered in the offer and pay related fees and expenses by borrowing approximately $250 million pursuant to the terms and conditions of the Commitment Letters described in Section 9. At the time of offer, we do not have any alternative financing or plans in the event those sources do not provide the funds necessary to fund the offer. See Section 9.
How long do I have to tender my shares?

•	You may tender your shares until the tender offer expires. The tender offer will expire on Wednesday, September 28, 2005, at 5:00 p.m., New York City time, unless we extend the tender offer. We refer to the date and time that the tender offer expires as the “Expiration Date.” We may choose to extend the tender offer for any reason. See Section 1 and Section 14.

•	If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for accepting the tender offer. You have an earlier deadline if you wish to tender shares held in the Employee Stock Purchase Plan. See the “Letter to Participants in EGL’s Employee Stock Purchase Plan” sent separately to each participant of such plan. See Section 3.
Can the tender offer be extended, amended or terminated, and under what circumstances?

•	We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 14.
How will I be notified if EGL extends the offer or amends the terms of the tender offer?

•	We will issue a press release no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. See Section 14.
Are there any conditions to the tender offer?

•	Yes. Our obligation to accept and pay for your tendered shares depends on a number of conditions, including:

•	Debt financing shall have been obtained before the expiration of the tender offer pursuant to the terms and conditions contained in the Commitment Letters described in Section 9 which, together with existing cash reserves, will be sufficient to purchase the shares pursuant to this tender offer, and to pay related fees and expenses.

•	No legal action shall have been threatened, pending or taken that challenges or affects the tender offer or materially and adversely affects our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 9,615,000 shares in the tender offer.

•	No general suspension of trading in, or limitation on prices payable for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair the contemplated future conduct of our business, shall have occurred.

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, shall have occurred.

•	No decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 29, 2005.

•	No person shall have commenced a tender or exchange offer for our shares (other than this tender offer), nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business.

•	No person (including certain groups) shall acquire, or propose to acquire, beneficial ownership of more than 5% of our outstanding common stock other than as publicly disclosed in a filing with the SEC before August 29, 2005 and that no person (including certain groups) who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 29, 2005 shall acquire, or propose to acquire, beneficial ownership of an additional 2% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding common stock.

•	No material adverse change in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred or been threatened.

•	The tender offer is subject to a number of other conditions described in greater detail in Section 7.
Following the tender offer, will EGL continue as a public company?

•	Yes. The completion of the tender offer in accordance with its conditions will not cause EGL to be delisted from the NASDAQ National Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 2.
How do I tender my shares?

•	To tender your shares:

•	Deliver your shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message to the Depositary before 5:00 p.m., New York City time, on Wednesday, September 28, 2005, or such later time and date to which we may extend the tender offer.

•	If certificates for your shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure described in Section 3 before 5:00 p.m., New York City time, on Wednesday, September 28, 2005, or such later time and date to which we may extend the tender offer. See Section 3.

•	If you hold your shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your shares. See Section 3 and the Instructions to the Letter of Transmittal.

•	If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share. See Section 3.

•	You may contact the Information Agent, the Dealer Manager or your broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do participants in our Employee Stock Purchase Plan participate in the tender offer?

•	Participants in our Employee Stock Purchase Plan may not use the Letter of Transmittal to direct the tender of their shares in that plan but instead must follow the separate Instructions related to those shares. If you are a participant in our Employee Stock Purchase Plan and wish to have the administrator of the plan tender some or all of such shares, you must complete, execute and return to the administrator the separate election form included in the notice sent to participants. If you are an active employee, you may only tender those shares you have held in the plan for six months or more. Participants are urged to read the separate election form and related materials carefully. See Section 3.
How do holders of vested stock options for shares participate in the tender offer?

•	If you hold vested but unexercised options, you may exercise such options for cash in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the tender offer. See Instruction 14 of the Letter of Transmittal. You should evaluate this tender offer carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options, the range of tender prices and the provisions for pro rata purchases by EGL described in Section 1. We strongly encourage you to discuss the tender offer with your tax advisor or broker. Holders of vested stock options are cautioned that they may have difficulty securing delivery of shares issued pursuant to vested stock options in a time period sufficient to allow tender of those shares before expiration of the tender offer. See Section 3.
Can I change my mind and withdraw shares after I have tendered shares in the tender offer?

•	Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 5:00 p.m., New York City time, on Wednesday, September 28, 2005, or such later time and date to which we may extend the tender offer. You may withdraw any shares held in the Employee Stock Purchase Plan you have tendered at any time before three business days before the expiration of the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 5:00 p.m., New York City time, on Thursday, October 27, 2005. See Section 4.
How do I withdraw shares I previously tendered?

•	You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

•	Participants in the Employee Stock Purchase Plan who wish to withdraw their shares must follow the instructions found in “Letter to Participants in EGL’s Employee Stock Purchase Plan” sent to them separately. See Section 4.
In what order will you purchase the tendered shares?

•	First, we will purchase shares from all holders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration of the tender offer.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase shares from all other shareholders who properly tender shares at or below the purchase price selected by us and do not properly withdraw them before the expiration of the tender offer. If the tender offer is over-

subscribed, we will purchase tendered shares on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6.

•	Third, only if necessary to permit us to purchase 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), we will purchase shares from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the tender offer. See Section 6.

•	Therefore, we may not purchase all of the shares that you tender, even if you tender them at or below the purchase price. See Section 1.

Has EGL or its Board of Directors adopted a position on the tender offer?

•	Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.
Will EGL’s directors and officers tender shares in the tender offer?

•	Our directors and executive officers have informed us that they do not intend to tender any of their shares in the tender offer. See Section 11.
If I decide not to tender, how will the tender offer affect my shares?

•	Shareholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the consummation of the tender offer.
When and how will EGL pay for the shares I tender?

•	We will pay the purchase price in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the expiration of the tender offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5.
What is the recent market price for the shares?

•	On August 29, 2005, the day that we announced the tender offer, the closing price per share on the NASDAQ National Market was $22.63 per share. You are urged to obtain current market quotations for the shares before tendering any of your shares. See Section 8.
Will I have to pay brokerage fees and commissions if I tender my shares?

•	If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. If you are a holder of record of your shares or hold shares through our Employee Stock Purchase Plan and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. See Section 5.

What are the United States federal income tax consequences if I tender my shares?

•	The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. See Section 13.
Will I have to pay stock transfer tax if I tender my shares?

•	If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.
Who can I talk to if I have questions?

•	The Information Agent and the Dealer Manager can help answer your questions. The Information Agent is Morrow & Co., Inc., and the Dealer Manager is Banc of America Securities LLC. Their contact information is set forth on the back cover page of this Offer to Purchase. Participants in the Employee Stock Purchase Plan who have questions relating to the plan should contact the relevant party set forth in the documentation relating to the plan sent separately to plan participants.
FORWARD-LOOKING STATEMENTS
      This Offer to Purchase, the documents incorporated by reference and the documents to which we refer you contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Words such as “estimate”, “project”, “plan”, “believe”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “budget”, “forecast” and similar expressions may identify forward-looking statements. These forward-looking statements involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results:

•	the realignment of our sales organization including its effects and costs synergies,

•	our ability to improve our cost structure,

•	consolidation of field offices (including the scope, timing and effects thereof),

•	anticipated future recoveries from actual or expected sublease agreements,

•	the sensitivity of demand for our services to domestic and global economic conditions,

•	expectations regarding the economy in the United States. and general global economic conditions,

•	expected growth,

•	the ability to obtain lower rates from airlines than what we charge our customers,

•	the ability to obtain truck and trailer space by leveraging relationships rather than owning assets outright,

•	construction of and consolidation into new facilities,

•	the development, implementation, upgrade and integration of any of our information systems solutions,

•	the impact of taxes on our cash flow and profitability (including the outcome of current tax audits),

•	our ability to help our customers secure their global supply chains,

•	the impact of heightened security measures on our ability to do business,

•	our ability to meet the requirements of the Trade Act of 2002,

•	the timing and amount of repurchases of our outstanding common stock,

•	the results, timing, outcome or effect of pending or potential litigation and our intentions or expectations of prevailing with respect thereto and the availability of insurance coverage in connection therewith,

•	future operating expenses,

•	anticipated capital expenditures,

•	future margins,

•	future borrowings,

•	fluctuations in currency valuations,

•	fluctuations in interest rates,

•	future acquisitions and any effects, benefits, results, terms or other aspects of such acquisitions,

•	the effectiveness of our disclosure controls and procedures and our ability to remediate material weaknesses within our internal control over financial reporting,

•	the expected impact of changes in accounting policies on our results of operations, financial condition or cash flows,

•	the ability of expected sources of liquidity to support working capital and capital expenditure requirements and

•	future expectations and outlook and any other statements regarding future growth, cash needs, terminals, operations, business plans and financial results and any other statements which are not historical facts.
      In addition, please refer to our Annual Report on Form 10-K for the year ended December 31, 2004, as well as our other filings with the SEC, for a more detailed discussion of these risks and uncertainties and other factors. Except as required by applicable law or regulation, we are not under any obligation and do not undertake to make publicly available any update or other revision to any of these forward-looking statements to reflect circumstances existing after the date of this Offer to Purchase or to reflect the occurrence of future events even if experience or future changes make it clear that any projected results expressed or implied herein or in any other document will not be realized.

INTRODUCTION
To the Holders of our Common Stock:
      We invite our shareholders to tender shares of our common stock, $0.001 par value per share, for purchase by us. Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, we are offering to purchase for cash up to 9,615,000 shares at a price not greater than $26.00 nor less than $22.50 per share, without interest.
      The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2005, unless extended (such date and time, as the same may be extended, the “Expiration Date”). We may, in our sole discretion, extend the period of time in which the offer will remain open.
      We will select the lowest purchase price that will allow us to buy 9,615,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. We will purchase only those shares that are validly tendered at prices at or below the purchase price and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the tender offer will be returned to the tendering shareholders at our expense promptly after the expiration of the tender offer. See Section 1.
      Our intent is to purchase up to $250 million of our shares in the tender offer. In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares (945,919 shares as of August 24, 2005) without extending the tender offer so that we repurchase up to $250 million of our shares. By way of example, if the final purchase price is $25.00 per share, we intend to purchase up to an additional 385,000 of our outstanding shares to the extent tendered in the tender offer. Such a purchase of additional shares will not require us to extend the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.
      Our Board of Directors has analyzed our business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of our financial resources given our share price, our ability to generate cash from operations, borrowing capacity and the current and projected economic environment. We believe that the modified “Dutch Auction” tender offer set forth herein represents a mechanism to provide our shareholders with the opportunity to tender all or a portion of their common stock and, thereby, to obtain liquidity with respect to all or a portion of their shares. In particular, we believe the tender offer will provide shareholders with the opportunity to tender all or a portion of their shares without the potential disruption to the share price and usual transaction costs associated with market sales. The tender offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in EGL and, thus, in our future earnings. Our Board of Directors believes that incurring debt to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders without compromising our access to liquidity to meet our working capital or capital investment requirements. See Section 2.
      Shareholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering shares in order to properly tender shares.
      Tendering shareholders will not be obligated to pay brokerage commissions or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the tender offer.
      We have received commitments for debt financing to purchase the shares in the tender offer as described in Section 9. The tender offer is subject to certain conditions, including completing our debt financing. See Section 7. The tender offer is not conditioned on any minimum number of shares being tendered.
      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the tender offer. See Section 2.
      Our directors and executive officers have informed us that they do not intend to tender any of their shares in the tender offer.
      If, at the Expiration Date more than 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares in the following order:

•	First, we will purchase shares from all holders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration of the tender offer.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase shares from all other shareholders who properly tender shares at or below the purchase price selected by us and do not properly withdraw them before the expiration of the tender offer. If the tender offer is over-subscribed, we will purchase tendered shares on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6.

•	Third, only if necessary to permit us to purchase 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), we will purchase shares from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the tender offer. See Section 6.
Therefore, we may not purchase all of the shares tendered pursuant to the tender offer even if the shares are tendered at or below the purchase price. See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.
      We will pay the purchase price in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 9 of the related Letter of Transmittal, stock transfer taxes on our purchase of shares pursuant to the tender offer. Shareholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether they will charge any fees or commissions for tendering shares into the tender offer.
      Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to United States federal income tax backup withholding of 28% of the gross proceeds paid to the United States holder or other payee pursuant to the tender offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding. See Section 3. Also see Section 13 regarding certain United States federal income tax consequences of the tender offer.
      Participants in our Employee Stock Purchase Plan may not use the Letter of Transmittal to direct the tender of their shares held in the plan, but instead must follow the separate instructions related to those shares. Participants in the plan may instruct the administrator of the plan as set forth in the “Letter to Participants in EGL’s Employee Stock Purchase Plan” to tender some or all of the shares attributed to the participant’s account. Participants in the Employee Stock Purchase Plan who are active employees are reminded that, pursuant to the terms of the plan, shares held in the plan may only be tendered if they were acquired six months or more prior to tendering. If a participant’s instructions are not received by 5:00 p.m., New York City time, at least three business days before expiration of the tender offer, the administrator will not tender shares attributable to the participant’s account. See Section 3.
      In addition, holders of vested but unexercised options outstanding under our stock option plans may exercise such options for cash and tender some or all of the shares issued upon such exercise. Holders of restricted stock may not tender those shares because of the restrictions imposed on such shares by the relevant stock plan and award agreement unless such restrictions have lapsed.
      Shareholders who are participants in employee benefit plans not affiliated with us that hold shares of EGL common stock may tender some or all of such shares as provided herein generally, subject to the provisions of such plans.
      As of August 24, 2005, we had outstanding 47,295,930 shares. The 9,615,000 shares that we are offering to purchase represent approximately 20.3% of the shares then outstanding. The shares are quoted and traded on the NASDAQ National Market under the symbol “EAGL.” On August 29, 2005, the day that we announced the tender offer, the closing price of the shares on the NASDAQ National Market was $22.63 per share. See Section 8. Shareholders are urged to obtain current market quotations for the shares.
THE TENDER OFFER

1.	Number of Shares; Proration.
      General. Upon the terms and subject to the conditions of the tender offer, we will purchase for cash 9,615,000 shares of our common stock, including the associated preferred stock purchase rights, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the Expiration Date of the tender offer, at prices not greater than $26.00 nor less than $22.50 per share, without interest.
      The term “Expiration Date” means 5:00 p.m., New York City time, on Wednesday, September 28, 2005. We may, in our sole discretion, extend the period of time during which the tender offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the tender offer, as extended by us, will expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer.
      In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender shares must either (1) specify the price or prices, not greater than $26.00 nor less than $22.50 per share, at which they are willing to sell their shares to us in the tender offer or (2) specify that they will sell their shares at the purchase price ultimately paid for shares properly tendered in the tender offer, which could result in the tendering shareholder receiving a price per share as low as $22.50. If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share.
      In the event the final purchase price is less than the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares (945,919 shares as of August 24, 2005) without extending the tender offer so that we repurchase up to $250 million of our shares. By way of example, if the final purchase price is $25.00 per share, we intend to purchase up to an additional 385,000 of our outstanding shares to the extent tendered in the tender offer. Such a purchase of additional shares will not require us to extend the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. If the tender offer is over-subscribed as described below, shares tendered at or below the purchase price will be subject to proration. The proration period and withdrawal rights expire on the Expiration Date.
      If we

•	increase the price to be paid for shares above $26.00 per share or decrease the price to be paid for shares below $22.50 per share,

•	increase the number of shares being sought in the tender offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares or

•	decrease the number of shares being sought in the tender offer, and the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day (as defined below) from, and including, the date that announcement of any such increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended until the expiration of such period of ten business days. A “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.
      We have received commitments for debt financing to purchase the shares in the tender offer as described in Section 9. The tender offer is subject to certain conditions, including completing our debt financing. See Section 7. The tender offer is not conditioned on any minimum number of shares being tendered.
      Promptly following the Expiration Date, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price, not greater than $26.00 nor less than $22.50 per share, without interest, that will enable us to purchase 9,615,000 shares, or such lesser number of shares as are properly tendered, pursuant to the tender offer. Shares properly tendered pursuant to the tender offer at or below the purchase price and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the tender offer, including the proration provisions.
      All shares tendered and not purchased pursuant to the tender offer, including shares tendered at prices in excess of the purchase price and shares not purchased because of proration and conditional tender provisions, will be returned to the tendering shareholders or, in the case of shares delivered by book-entry transfer, credited to the account at DTC from which the transfer had previously been made, at our expense promptly following the Expiration Date. By following the instructions to the Letter of Transmittal, shareholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. Shareholders can also specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the tender offer.
      If the number of shares properly tendered at or below the purchase price and not properly withdrawn before the Expiration Date is less than or equal to 9,615,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered at the purchase price.
      Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if more than 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn, we will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of “odd lots” (as defined below) who:

(1) tender all shares owned beneficially or of record at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

(2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, only if necessary to permit us to purchase 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.
      Therefore, all of the shares that a shareholder tenders in the tender offer may not be purchased even if they are tendered at prices at or below the purchase price. It is also possible that none of the shares conditionally tendered will be purchased even though those shares were tendered at prices at or below the purchase price.
      Odd Lots. The term “odd lots” means all shares tendered at prices at or below the purchase price selected by us by any person who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for the odd lot preference, an odd lot holder must tender all shares owned in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. Any odd lot holder wishing to tender all of the shareholder’s shares pursuant to the tender offer must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
      Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each shareholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by such shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders at or below the purchase price. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until four to five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.
      As described in Section 13, the number of shares that we will purchase from a shareholder pursuant to the tender offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares. The Letter of Transmittal affords each shareholder who tenders shares registered in such shareholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased. See Section 6.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer.
      Purpose of the Tender Offer. We intend to purchase up to 9,615,000 shares in the tender offer, representing approximately 20.3% of our common stock outstanding as of August 24, 2005. Our Board of Directors has analyzed our business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of our financial resources given our share price, our ability to generate cash from operations, borrowing capacity and the current and projected economic environment. Our Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. Our Board of Directors believes that incurring debt to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders without compromising our access to liquidity to meet our working capital or our capital investment requirements.
      In particular, we believe the tender offer will provide shareholders with the opportunity to tender all or a portion of their shares without the potential disruption to the share price and usual transaction costs associated with market sales. The tender offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in EGL and, thus, in our future earnings.
      At the same time, we believe that the purchase of shares pursuant to the tender offer represents an attractive investment for us, which should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy, while complying with the applicable financial covenants.
      The tender offer is also consistent with our history of share repurchases. In 2002, we repurchased 920,200 shares of our common stock for a total of approximately $10.0 million. In 2004, we repurchased approximately 3.4 million shares of our common stock for a total of approximately $59.1 million. In 2005, our Board of Directors authorized the repurchase of up to $120 million of our common stock. Under this authorization, as of July 7, 2005, we have repurchased a total of 4,968,767 shares of our common stock for a total of approximately $94.3 million. There have been no repurchases since July 7, 2005.
      We have performed an analysis of our current investment opportunities, including acquisitions and capital expenditures. Based on that analysis, we believe that focusing on internal growth will enable us to grow and increase shareholder value more effectively than pursuing significant acquisitions, which pose material financial, integration and other risks. We have further evaluated our working capital requirements and believe those requirements can be met with cash flow from operations and from access to our revolving credit facility after the tender offer. Additionally, we have determined that our requirements for capital expenditures, including requirements to complete the development and deployment of our global freight forwarding, accounting and human resources systems, will be met with cash flow from operations and access to our revolving credit facility after the tender offer.
      We believe that the tender offer is consistent with our objective of increasing long-term shareholder value. While we believe that the shares have potential for significant appreciation over the long term, we also recognize that actual experience may differ significantly from our expectations. In that regard, future events, such as a deterioration in existing economic conditions, adverse effects on operations or governmental and regulatory developments could adversely affect our ability to fully implement our strategy. As a result, we recognize that some shareholders may desire liquidity.
      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Manager, Information Agent or Depositary make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.
      Our directors and executive officers have informed us that they do not intend to tender any of their shares in the tender offer. See Section 11.
      Potential Benefits of the Tender Offer. We believe the tender offer will provide benefits to us and our shareholders, including the following:

•	The tender offer and related anticipated borrowings will provide an efficient capital structure that more efficiently uses financial leverage at expected interest rates, thus making possible improved future earnings per share and cash flow per share for our continuing shareholders.

•	The tender offer permits us to capitalize on pricing in the current debt markets that we believe to be attractive.

•	The tender offer provides our shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without the potential disruption to the share price and usual transaction costs associated with market sales.

•	If we complete the tender offer, we will return cash to our shareholders who elect to participate in the tender offer, while shareholders who do not tender will increase their percentage ownership in EGL.

•	We believe the tender offer, if completed, will be accretive to currently projected earnings per share, although there can be no assurance of this.
      Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to us and our continuing shareholders, including the following:

•	We intend to fund the tender offer through new borrowings. See Section 9. Consequently, if we complete the tender offer, our indebtedness will increase, and will be substantial in relation to our shareholders’ equity. By way of illustration, after giving pro forma effect to certain transactions, including the tender offer and the related borrowings, as described in the notes to Summary Unaudited Pro Forma Condensed Consolidated Financial Data in Section 10, at June 30, 2005, we would have had long-term debt of approximately $309.3 million and total stockholders’ equity of approximately $214.5 million, as compared to actual long-term debt of approximately $18.2 million and actual total stockholders’ equity of approximately $478.2 million as of such date. The funds required to service this increased indebtedness will likewise increase, decreasing the amount of funds available to fund our operating and capital requirements. This increased indebtedness may also negatively affect our ability to, or the terms on which we may, borrow funds in the future.

•	By incurring debt, the tender offer could reduce our ability to cover existing contingent or other future liabilities or otherwise negatively impact our liquidity during periods of increased capital or operating expenditures and during periods of sustained economic downturn. There can be no assurance that we would be able to raise debt or equity financing in the future. This could potentially be the case in the event of an economic downturn or other events and conditions that might adversely affect our business. Additionally, the increase in our leverage ratio could limit our ability to effect significant acquisitions or other large capital expenditures.

•	The tender offer will reduce our “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the tender offer. As of August 24, 2005, we had outstanding 47,295,930 shares. The 9,615,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 20.3% of the shares outstanding as of that date. If the tender offer is fully subscribed, then we will have 37,680,930 shares outstanding following the purchase of shares tendered in the tender offer. If we exercise our right to purchase up to an additional 2% of our outstanding shares, then we could have as few as 36,735,011 shares outstanding following the purchase of the shares tendered in the tender offer. Shareholders may be able to sell non-tendered shares in the future on the NASDAQ National Market or otherwise at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell such shares in the future.

      Certain Other Effects of the Tender Offer. After the tender offer is completed, we believe that that our anticipated financial condition, cash flow from operations and access to capital will allow us adequate financial resources to fund future operations and capital expenditures and to meet our strategic goals.
      Based on the published guidelines of the NASDAQ National Market and the conditions of the tender offer, our purchase of 9,615,000 shares pursuant to the tender offer will not result in delisting of the remaining shares on the NASDAQ National Market. The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for termination of registration under the Exchange Act. The tender offer is conditioned upon our having determined that the consummation of the tender offer will not cause the shares to be delisted from the NASDAQ National Market or eligible for deregistration under the Exchange Act.
      Upon the completion of the tender offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in EGL. In particular, the tender offer would increase the proportional holdings of certain significant shareholders and of our directors and executive officers if they determine not to tender any of their shares in the tender offer. James R. Crane, our Chairman and Chief Executive Officer, beneficially owned approximately 18.3% of our outstanding shares as of August 24, 2005. Our directors and executive officers have informed us that they do not intend to tender any shares in the tender offer.
      We currently intend to cancel and retire shares purchased pursuant to the tender offer. Such shares will return to the status of authorized and unissued shares and will be available for us to issue without further shareholder action for all purposes except as required by applicable law or the rules of the NASDAQ. We have no current plans for the issuance of shares purchased in the tender offer.
      We may, in the future, decide to purchase shares. Any such purchases may be on the same terms as, or on terms which are more or less favorable to shareholders than, the terms of the tender offer. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the Expiration Date.
      Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the tender offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.
      Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or any of our subsidiaries’ assets;

•	any material change in our present dividend policy, our indebtedness or our capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on the NASDAQ National Market;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities that we have issued, or the disposition of our securities other than purchases pursuant to outstanding options to purchase shares granted to certain employees (including directors and officers); or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.
      Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

3.	Procedures for Tendering Shares.
      Proper Tender of Shares. For shares to be tendered properly pursuant to the tender offer:

•	the certificates for the shares, or confirmation of receipt of the shares under the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, in each case by the Expiration Date (currently scheduled to be Wednesday, September 28, 2005) by the Depositary at its address set forth on the back cover page of this document; or

•	the tendering shareholder must comply with the guaranteed delivery procedures set forth below.
      Notwithstanding any other provisions hereof, payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at DTC, as defined below), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent’s Message in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.
      In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” or (2) check one of the boxes in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder” indicating the price (in increments of $0.25) at which shares are being tendered.
      If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share. A shareholder who wishes to indicate a specific price (in increments of $0.25) at which such shareholder’s shares are being tendered must check a box under the section captioned “Shares Tendered at Price Determined by Shareholder”. A shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares may not be tendered at more than one price unless such shares are previously withdrawn according to the terms of the tender offer.
      A tender of shares will be proper if, and only if, on the appropriate Letter of Transmittal either the box in the section captioned “Shares Tendered at Price Determined by the Tender Offer” or one of the boxes in the section captioned “Shares Tendered at Price Determined by Shareholder” is checked. Shareholders who hold shares through brokers or banks are urged to consult their brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through the brokers or banks.
      Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.
      Book-Entry Delivery. The Depositary will establish an account with respect to the shares at DTC for purposes of the tender offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of DTC may make delivery of shares by causing DTC to transfer such shares into the Depositary’s account in accordance with the procedures of DTC. However, although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.
      The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of the book-entry confirmation, stating that DTC has received an express acknowledgment from the participant tendering shares through DTC that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.
      Method of Delivery. The method of delivery of all documents, including share certificates, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shares will be deemed delivered only when actually received by the Depositary (including in the case of a book-entry transfer, by book-entry confirmation). In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed if:

•	the Letter of Transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed the box captioned “Special Delivery Instructions” or captioned “Special Payment Instructions” on the Letter of Transmittal; or

•	such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 8 of the Letter of Transmittal.
      If a share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the share certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.
      Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the tender offer and the shareholder’s share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	the Depositary receives by hand, mail, overnight courier, or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

•	the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.
      If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Notice of Guaranteed Delivery captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in your shares being purchased at the minimum purchase price of $22.50 per share.
      Shareholders may contact the Information Agent, the Dealer Manager or their broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase.
      Employee Stock Purchase Plan. Participants in our Employee Stock Purchase Plan who wish to have the agent for the plan tender some or all shares held in the plan, must complete, execute and return to the administrator the separate direction form included in the “Letter to Participants in EGL’s Employee Stock Purchase Plan” sent to participants. Participants in the Employee Stock Purchase Plan who are active employees are reminded that, pursuant to the terms of the plan, shares held in the plan may only be tendered if they were acquired six months or more prior to tendering. Participants in the Employee Stock Purchase Plan may not use the Letter of Transmittal to direct the tender of the shares, but must use the separate election form sent to them. Although the tender offer will remain open to all shareholders until the Expiration Date, if the administrator does not receive a participant’s instructions by 5:00 p.m., New York City time, at least three business days before expiration of the tender offer, the trustee will not tender shares attributable to the participant’s account. Participants are urged to read the “Letter to Participants in EGL’s Employee Stock Purchase Plan” and the separate direction form carefully.
      Stock Option Plans. Holders of vested but unexercised options may exercise such options in accordance with the terms of the stock option plans and tender the shares received upon such exercise in accordance with the tender offer. See “Proper Tender of Shares” above.
      Holders of vested but unexercised options should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by us described in Section 1. We strongly encourage those holders to discuss the tender offer with their tax advisor or broker.
      Restricted Stock. Holders of restricted stock may not tender those shares pursuant to the restrictions imposed on such shares by the relevant stock plan and award agreement unless such restrictions have lapsed.
      Other Benefit Plans Not Sponsored by EGL. Shareholders who are participants in employee benefit plans not affiliated with us that hold shares of EGL common stock may tender some or all of such shares as provided herein generally, subject to the provisions of such plans. To the extent required under any such plan, we expect that participants will receive separate instructions from the administrators of those plans to be followed in connection with any tender.
      Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the tender offer generally must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, unless such an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering United States shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary. See Instruction 11 of the Letter of Transmittal.
      Any tendering shareholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such shareholder or other payee pursuant to the tender offer.
      Gross proceeds payable pursuant to the tender offer to a foreign shareholder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign shareholder is any shareholder that is not:

•	an individual citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust (1) whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
      If a foreign partnership (or any other entity treated as a foreign partnership for United States federal income tax purposes) holds our stock, then the United States federal income tax withholding treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of foreign partnerships holding our stock should consult their tax advisors regarding the application of federal income tax withholding.
      A foreign shareholder may be eligible to file for a refund of all or a portion of any tax withheld if such shareholder meets the “complete termination”, “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and the Company withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before the payment a properly completed and executed statement claiming such an exemption or reduction. Such statements can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly executed statement claiming such exemption. Such statements can be obtained from the Depositary. See Instruction 11 of the Letter of Transmittal. Foreign shareholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.
      For a discussion of United States federal income tax consequences to tendering shareholders, see Section 13.
      Tendering Shareholders Representations and Warranties; EGL’s Acceptance Constitutes An Agreement. The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the tender offer and an agreement between the tendering shareholder and us upon the terms and subject to the conditions of the tender offer, as well as the tendering shareholder’s representation and warranty to us that (1) the shareholder has a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (2) the tender of shares complies with Rule 14e-4.
      It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares for his own account unless the person so tendering (1) has a net long position equal to or greater than the number of (x) shares tendered or (y) other securities immediately convertible into, or exercisable or exchangeable for, the number of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (2) will cause such shares to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the purchase price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares determined by us not to be in proper form, or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of particular shares, and our interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.
      Return of Unpurchased Shares. If any tendered shares are not purchased pursuant to the tender offer or are properly withdrawn before the Expiration Date, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.
      Lost or Destroyed Certificates. Shareholders whose certificate or certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact Computershare Investor Services, L.L.C, as Transfer Agent for our shares, at the address set forth on the back cover of this Offer to Purchase for instructions as to obtaining a replacement. The replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the shareholder to secure against the risk that the certificate may be subsequently recirculated. Shareholders are urged to contact the Transfer Agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

      Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an agent’s message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us, the Dealer Manager or the Information Agent. Any such documents delivered to us, the Dealer Manager or the Information Agent will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4.	Withdrawal Rights.
      Tenders of shares made pursuant to the tender offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 5:00 p.m., New York City time, on Thursday, October 27, 2005 unless theretofore accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the tender offer is open, are delayed in accepting for payment or paying for shares or are unable to accept for payment or pay for shares pursuant to the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must:

•	be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered such shares.
      A shareholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution) must be submitted before the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn shares.
      Withdrawals may not be rescinded, and shares withdrawn will thereafter be deemed not validly tendered for purposes of the tender offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 3 at any time before the Expiration Date.
      We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, which determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, and such determination will be binding on all shareholders. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.
      Participants in our Employee Stock Purchase Plan who wish to have the agent for the plan withdraw previously tendered shares held in the plan must follow the instructions found in the “Letter to Participants in EGL’s Employee Stock Purchase Plan”.
      If we extend the tender offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn, except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price.
      Upon the terms and subject to the conditions of the tender offer, promptly following the Expiration Date, we (1) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and (2) will accept for payment and pay for, and thereby purchase, up to 9,615,000 shares properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date.
      For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the tender offer.
      We will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders. Under no circumstances will interest on the purchase price be paid by us regardless of any delay in making such payment.
      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately four to five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration, will be returned to the tendering shareholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant therein who so delivered the shares, at our expense promptly after the Expiration Date or termination of the tender offer. In addition, if certain events occur, we may not be obligated to purchase shares under the tender offer. See Section 7.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 9 of the Letter of Transmittal.
      Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the Letter of Transmittal may be subject to federal income tax backup withholding on the gross proceeds paid to the shareholder or other payee pursuant to the tender offer. See Section 3. Also see Section 13 regarding United States federal income tax consequences for shareholders.

6.	Conditional Tender of Shares.
      Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price before the Expiration Date will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal and indicate the minimum number of shares that must be purchased if any are to be purchased. We urge each shareholder to consult with his or her own financial or tax advisors.
      After the Expiration Date, if more than 9,615,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder tendered pursuant to a Letter of Transmittal below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering shareholder.
      After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares to be purchased to fall below 9,615,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer.
      Notwithstanding any other provision of the tender offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, and the payment for, shares tendered, subject to the requirements of the Exchange Act for prompt payment for or return of shares, if at any time on or after August 30, 2005 (or such earlier date as may be specified in the relevant condition) and before the expiration of the tender offer any of the following events shall have occurred or are determined by us to have occurred, that, in our reasonable judgment and regardless of the circumstances giving rise to such event, makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment:

(1) we are unable to obtain financing pursuant to the terms and conditions contained in the Commitment Letters described in Section 9 which, together with existing cash reserves, will be sufficient to purchase the shares pursuant to the tender offer and pay related fees and expenses;

(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or is reasonably likely to directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, or

•	materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries;

(3) there has occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism,

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States,

•	any decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 29, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the United States, or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or in the trading in our shares, or the proposed financing for the tender offer, or on the benefits of the tender offer to us, or

•	in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof;

(4) a tender offer or exchange offer for any or all of our shares (other than this tender offer) shall have been commenced, or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

(5) we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 29, 2005),

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 29, 2005 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding shares, or

•	any new group shall have been formed which beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares which are acquired or proposed to be acquired being deemed for purposes of this clause (5) to be immediately exercisable or convertible);

(6) any change shall have occurred or been threatened in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of us or our subsidiaries, taken as a whole, that, in our judgment, is or may reasonably likely be material and adverse to us or our subsidiaries, or the benefits of the tender offer to us; or

(7) we determine that there is a reasonable likelihood that either:

•	the shares would be held of record by less than 300 persons, or

•	the completion of the tender offer and the purchase of the shares may otherwise cause the shares to be delisted from the NASDAQ National Market or to be eligible for deregistration under the Exchange Act.
      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right is an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

8.	Price Range of Shares; Dividends.
      The shares are quoted and traded on the NASDAQ National Market under the trading symbol “EAGL”. The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on the NASDAQ National Market.

	High	Low

Fiscal 2003:
First Quarter	$15.18	$11.63
Second Quarter	16.90	14.43
Third Quarter	20.22	14.95
Fourth Quarter	20.09	16.00
Fiscal 2004:
First Quarter	$18.25	$14.72
Second Quarter	26.60	17.88
Third Quarter	30.68	22.51
Fourth Quarter	35.00	28.11
Fiscal 2005:
First Quarter	$32.98	$22.30
Second Quarter	23.29	16.20
Third Quarter (through August 29, 2005)	23.44	19.06
      On August 29, 2005, the day that we announced the tender offer, the closing price of the shares on the NASDAQ National Market was $22.63 per share. We urge shareholders to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.
      Since our initial public offering in November 1995, we have not paid cash dividends on our common stock. Our management currently intends to retain earnings to finance the growth of our business in lieu of paying dividends. Our credit facility contains, and we expect our anticipated new $250 million revolving credit facility, the bridge facility (if we enter into such facility) and any alternative debt financing in connection with the tender offer to contain, covenants that restrict our ability to pay dividends unless we maintain certain leverage ratios.

9.	Source and Amount of Funds.
      Assuming we purchase 9,615,000 shares pursuant to the tender offer at the maximum price of $26.00 per share, we expect that approximately $250 million will be required to purchase the tendered shares and pay related fees and expenses (including structuring and arrangement fees for the loan facilities described below).
      We intend to obtain the funds necessary to purchase the shares tendered in the tender offer with $100 million of borrowings under the new revolving credit facility described below, and $150 million of borrowing under the bridge facility described below (which borrowings we expect to repay from $150 million of alternative debt financing). While we have obtained commitments for these facilities, these commitments are contingent on satisfaction of various conditions described below. Accordingly, as discussed in Section 7, in addition to the other conditions described in this Offer to Purchase, the tender offer will be subject to our obtaining financing before the Expiration Date pursuant to the terms and conditions contained in (1) the commitment letter from Bank of America, N.A. and Banc of America Securities LLC, dated as of August 29, 2005 (the “Revolving Commitment Letter”), and (2) the commitment letter from Banc of America Securities LLC and Banc of America Mezzanine Finance LLC, dated as of August 29, 2005 (the “Bridge Commitment Letter”) that, with existing cash reserves, will be sufficient to purchase the shares pursuant to the tender offer and pay related fees and expenses. We do not have alternative financing plans.
      The Commitment Letters have been filed as exhibits to our Issuer Tender Offer Statement on Schedule TO and are incorporated into this Offer to Purchase by this reference.
      Revolving Credit Facility. Pursuant to the Revolving Commitment Letter, Banc of America Securities LLC has agreed to arrange a syndicate of financial institutions to provide us with a $250 million five-year revolving credit facility, and Bank of America, N.A. has offered its commitment to lend up to $250 million of the revolving credit facility. We expect to borrow $100 million under the revolving credit facility to partially finance the tender offer and to pay related expenses and to borrow $10 million under the revolving credit facility to refinance in full all debt outstanding under our existing revolving credit facility.
      In addition, we may elect to obtain on or before the closing of the revolving credit facility a five-year term loan facility, in an aggregate amount equal to the difference between $150 million and the aggregate principal amount of all borrowings under the bridge facility, subject to our obtaining commitments from new or existing lenders totaling the requested amount. Documentation for the revolving credit facility will not obligate or commit any lender to extend any term loan commitment.
      The revolving credit facility will (1) have a stated maturity of five years from its inception, (2) be guaranteed by all of our existing and future direct and indirect domestic subsidiaries and (3) will be secured equally and ratably by (a) all present and future shares of capital stock of (or other ownership or profit interests in) each of our present and future subsidiaries (limited, in the case of certain material first-tier foreign subsidiaries, to a pledge of 66% of the capital stock of such subsidiaries), (b) all of the present and future non-real estate property and non-real estate assets of us and of each domestic subsidiary, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash and (c) all proceeds and products of the property and assets described in (a) and (b) above.
      Loans under the revolving credit facility are expected to initially bear interest at a rate per annum equal to either, at our option, (1) LIBOR plus 1.75% or (2) the Base Rate (defined as the higher of Bank of America, N.A.’s prime rate or 0.50% over the Federal Funds rate) plus 0.25%. In addition, we will be required to pay a commitment fee of 0.375% on the undrawn portion of the revolving credit facility. We may select interest periods of 1, 2, 3 or 6 months for LIBOR loans, subject to availability. Interest will be payable at the end of the selected interest period, but no less frequently than quarterly.
      Borrowings under the revolving credit facility may be used for working capital, capital expenditures, and other lawful corporate purposes, including purchasing our capital stock and refinancing all debt outstanding under the existing credit facility.

      The availability of proceeds under the revolving credit facility will be subject to customary conditions, including the absence of any defaults thereunder and the accuracy of our representations and warranties contained therein. The revolving credit facility will include various representations and warranties, covenants and events of default, including (1) requirements that we maintain (x) on a rolling four-quarter basis a ratio of Net Funded Debt (as defined in our existing credit facility) to consolidated EBITDA (as defined in our existing credit facility) of not greater than 3.5 to 1.0 initially, decreasing to 3.0 to 1.0 thereafter, (y) at the end of each fiscal quarter a Minimum Asset Coverage Ratio (as defined in our existing credit facility) of at least 1.1 to 1.0, and (z) on a rolling four quarter basis, an Interest Coverage Ratio (as defined in our existing credit facility) of at least 2.5 to 1.0 initially, increasing to 3.0 to 1.0 thereafter, and (2) limitations on liens, indebtedness, asset sales, dividends and stock redemptions, investments and acquisitions, transactions with affiliates and consolidations, mergers and sales of all or a substantial part of our consolidated assets.
      Bridge Facility. Pursuant to the Bridge Commitment Letter, Banc of America Mezzanine Finance LLC has agreed to provide us with a $150 million bridge facility. We expect to borrow $150 million under the bridge facility to partially finance the tender offer and to pay related expenses.
      The bridge facility will (1) have a stated maturity of 5.75 years from its inception, (2) be nonamortizing, (3) be guaranteed by all of our existing and future direct and indirect domestic subsidiaries that will also be guarantors of our proposed revolving credit facility and (4) will be secured pari passu with amounts outstanding under the proposed revolving credit facility. Amounts outstanding under the bridge facility are expected to bear interest at a rate equal to LIBOR plus (1) 1.75% for the first three months, (2) 2.00% for the next three months (months four through six), (3) 2.75% for the next three months (months seven through nine) and (4) 3.00% thereafter until maturity.
      Borrowings under the bridge facility may be used for working capital, capital expenditures, and for other lawful corporate purposes, including refinancing existing debt outstanding and repurchasing our common stock. The availability of proceeds under the bridge facility will be subject to customary conditions, including the absence of any defaults thereunder and the accuracy of our representations and warranties contained therein. The bridge facility will include representations and warranties, covenants and events of default similar to our proposed revolving credit facility, including (1) requirements that we maintain (x) on a rolling four-quarter basis a ratio of Net Funded Debt (as defined in our existing credit facility) to consolidated EBITDA (as defined in our existing credit facility) of not greater than 3.5 to 1.0 initially, decreasing to 3.0 to 1.0 thereafter, (y) at the end of each fiscal quarter a Minimum Asset Coverage Ratio (as defined in our existing credit facility) of at least 1.1 to 1.0 and (z) on a rolling four quarter basis an Interest Coverage Ratio (as defined in our existing credit facility) of at least 2.5 to 1.0 initially, increasing to 3.0 to 1.0 thereafter, and (2) limitations on liens, indebtedness, asset sales, dividends and stock redemptions, investments and acquisitions, transactions with affiliates and consolidations, mergers and sales of all or a substantial part of our consolidated assets.
      Subject to market conditions, we currently intend to enter into $150 million of alternative debt financing, which financing would reduce, on a dollar-for-dollar basis, the proposed $150 million bridge facility.
      General. We will incur significant debt in connection with the tender offer and, as a result, our leverage ratio, or ratio of debt to EBITDA, will increase. This increase in our leverage ratio could have certain material adverse effects on us, including, but not limited to, the following: (1) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (2) a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (3) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets; (4) our ability to withstand competitive pressures may be decreased; and (5) our level of indebtedness may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions and decrease our capacity to effect significant acquisitions.
      Our ability to repay expected borrowings under the proposed revolving credit facility and bridge facility, and to meet our other debt or contractual obligations (including compliance with applicable financial covenants), will depend upon our future performance and cash flows, both of which are subject to prevailing economic conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements”.
      Management believes that cash flows from operations, amounts available under the proposed revolving credit facility and bridge facility and access to capital markets are sufficient to meet our expected liquidity needs.

10.	Certain Information Concerning Us.
      General. We are a leading global transportation, supply chain management and information services company dedicated to providing flexible logistics solutions on a price competitive basis. Our services include air and ocean freight forwarding, customs brokerage, local pick up and delivery service, materials management, warehousing, trade facilitation and procurement and integrated logistics and supply chain management services. We provide value-added services in addition to those customarily provided by traditional air freight forwarders, ocean freight forwarders and customs brokers. These services are designed to provide global logistics solutions for customers in order to streamline their supply chain, reduce their inventories, improve their logistics information and provide them with more efficient and effective domestic and international distribution strategies in order to enhance their profitability.
      We believe we are one of the largest forwarders of domestic and international air freight based in the United States. We have a network of approximately 400 facilities, agents and distribution centers located in over 100 countries on six continents featuring advanced information systems designed to maximize cargo management efficiency and customer satisfaction. Each of our facilities is linked by a real-time, online communications tool that speeds the two-way flow of shipment data and related logistics information between origins and destinations around the world.
      Our principal executive office is 15350 Vickery Drive, Houston, Texas, 77032 and our telephone number is (281) 618-3100.
      Recent Developments. On August 4, 2005, we announced that we expect diluted earnings per share in the range of $0.31 to $0.35 for each of the third and fourth quarters of 2005, compared to $0.34 and $0.26, in the respective quarters of last year.
      On June 30, 2005, Ms. Rebecca McDonald, one of our directors, notified us of her intention to resign from our Board of Directors effective July 1, 2005. We are currently in the process of identifying potential candidates to fill the vacancy created by Ms. McDonald’s resignation.
      We are currently in the process of identifying potential candidates to serve as our chief operating officer. To the extent a candidate is identified and hired, we expect that Mr. Ronald E. Talley, our current chief operating officer, will return to his former position with us as President of SCG, the Select Carrier Group.
      Historical Financial Information. We incorporate by reference the financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.
      Summary Historical Condensed Consolidated Financial Data. The following table sets forth (1) our summary historical consolidated statement of operations data for the fiscal years ended December 31, 2004, 2003 and 2002, and the book value per share and our balance sheet data at December 31, 2004 and

(2) our summary historical consolidated statement of operations data for the six months ended June 30, 2005 and 2004, the book value per share and our balance sheet data at June 30, 2005. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

	Six Month Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(In thousands, except per share amounts and ratio)
Statement of Operations Data:
Revenues	$1,481,920	$1,221,868	$2,741,392	$2,143,419	$1,842,897
Operating income	34,726	29,208	81,324	44,765	29,672
Net income	19,867	21,413	50,878	23,945	9,434
Basic earnings per share	$0.39	$0.46	$1.11	$0.51	$0.20
Basic weighted-average common shares outstanding	51,328	45,819	45,813	47,204	47,610
Diluted earnings per share	$0.38	$0.45	$1.05	$0.50	$0.20
Diluted weighted-average common shares outstanding	51,692	51,872	51,914	47,481	47,811
Other Data:
Ratio of earnings to fixed charges	3.54	2.53	3.21	2.09	1.62

	At June 30, 2005	At December 31, 2004

	(In thousands, except per share amounts)
Balance Sheet Data:
Current assets	$ 730,299	$ 778,137
Non-current assets	336,848	316,726
Current liabilities	531,076	490,670
Non-current liabilities	38,461	38,207
Long-term debt	18,168	12,752
Minority interests	1,236	802
Total stockholders’ equity	478,206	552,432
Book value per share	10.11	10.64
      Summary Unaudited Pro Forma Condensed Consolidated Financial Data. The following table sets forth (1) summary unaudited pro forma condensed consolidated statement of operations data for the fiscal year ended December 31, 2004 and six months ended June 30, 2005, (2) a pro forma ratio of earnings to fixed charges for the fiscal year ended December 31, 2004 and six months ended June 30, 2005 and (3) our pro forma balance sheet as of June 30, 2005. This summary unaudited pro forma condensed consolidated financial data gives effect to the purchase of shares pursuant to the tender offer as if such purchase had occurred on January 1, 2004.
      This information should be read in conjunction with Summary Historical Condensed Consolidated Financial Data and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

      This summary unaudited pro forma condensed consolidated financial data is not necessarily indicative of either our financial position or results of operations, which actually would have been attained, had the purchase of shares pursuant to the tender offer and the related financing been completed at the dates indicated, or, will be achieved in the future. This summary unaudited pro forma condensed consolidated financial data has been included herein for informational and comparative purposes only. We have included the summary unaudited pro forma condensed consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the tender offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this tender offer under “Forward-Looking Statements”.
      The pro forma amounts have been calculated assuming that (1) we complete the tender offer for 9,615,000 shares at a price of $26.00 per share, (2) the tender offer, including transaction costs, is financed through the net proceeds of $250 million in debt financing pursuant to the terms and conditions contained in the Commitment Letters described in Section 9 and (3) that all amounts outstanding under our existing credit facility have been repaid.

	Six Months Ended		Year Ended
	June 30, 2005		December 31, 2004

	Actual	Pro Forma	Actual	Pro Forma

	(In thousands, except per share amounts and ratio)
Statement of Operations Data:
Revenues	$1,481,920	$1,481,920	$2,741,392	$2,741,392
Operating income	34,726	34,726	81,324	81,324
Interest expense	810	7,891	7,250	21,411
Net income	19,867	15,512	50,878	42,169
Basic earnings per share	$0.39	$0.37	$1.11	$1.16
Basic weighted-average common shares outstanding	51,328	41,713	45,813	36,198
Diluted earnings per share	$0.38	$0.37	$1.05	$1.08
Diluted weighted-average common shares outstanding	51,692	42,077	51,914	42,299
Other Data:
Ratio of earnings to fixed charges	3.54	2.37	3.21	2.36

	At June 30, 2005

	Actual	Pro Forma

	(In thousands, except per
	share amounts)
Balance Sheet Data:
Current assets	$730,299	$709,957
Non-current assets	336,848	339,323
Current liabilities	531,076	485,798
Non-current liabilities	38,461	38,461
Long-term debt	18,168	309,268
Minority interests	1,236	1,236
Total stockholders’ equity	478,206	214,517
Book value per share	10.11	5.69
      Available Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the tender offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Issuer Tender Offer Statement on Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. You may also obtain a copy of these reports, statements and other information by contacting us at the address and telephone number set forth below under “Incorporation by Reference.”
      Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference:

•	Annual Report on Form 10-K for the Year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2005 and June 30, 2005;

•	Definitive Proxy Statement on Schedule 14A filed on May 2, 2005; and

•	Current Reports on Form 8-K filed on March 8, 2005, March 14, 2005, March 24, 2005, May 5, 2005, May 13, 2005, June 2, 2005, June 24, 2005, July 5, 2005, July 19, 2005 and August 30, 2005.
      You can obtain a copy of any of the documents incorporated by reference in this Offer to Purchase from the SEC’s website at the address described above.
      You may also request a copy of any document incorporated by reference (excluding exhibits), at no cost, by writing or telephoning us at the address and telephone number set forth below:
Investor Relations, EGL, Inc.
15350 Vickery Drive
Houston, Texas, 77032
(281) 618-3100

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.
      As of August 24, 2005, we had 47,295,930 outstanding shares. The 9,615,000 shares we are offering to purchase pursuant to the tender offer represent approximately 20.3% of the shares outstanding as of August 24, 2005. As of August 24, 2005, our directors and executive officers as a group (11 persons) beneficially owned an aggregate of 9,123,945 shares of our common stock, representing approximately 19.3% of outstanding shares. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other shareholders. Our directors and executive officers have informed us that they do not intend to tender any shares in the tender offer.
      The following table shows, as of August 24, 2005, the aggregate number and percentage of our securities that were beneficially owned by our directors and executive officers both before the tender offer and after giving effect to the tender offer. The business address of each of our directors and executive officers is 15350 Vickery Drive, Houston, Texas 77032.

	Number of Shares of	Percent of Class	Percent of Class
	Common Stock	Before the	After the
Name	Beneficially Owned(a)(b)	Tender Offer	Tender Offer

Directors and Named Executive Officers
James R. Crane(c)	8,655,063	18.3%	23.0%
E. Joseph Bento(d)	77,315	*	*
Elijio V. Serrano(e)	86,472	*	*
Frank J. Hevrdejs(f)	63,620	*	*
Ronald E. Talley(g)	14,800	*	*
Vittorio Favati(h)	91,634	*	*
Michael K. Jhin(i)	18,030	*	*
Neil E. Kelley	84,798	*	*
Paul W. Hobby(j)	19,575	*	*
Milton Carroll	8,731	*	*
James C. Flagg	3,907	*	*
Directors and Named Executive Officers as a Group (11 persons)(k)	9,123,945	19.3%	24.2%

*	Less than 1%.

(a)	Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse.

(b)	The table includes shares of common stock that can be acquired through the exercise of options, warrants or convertible securities within 60 days of August 24, 2005. The percent of the class owned by each person has been computed assuming the exercise of all options, warrants and convertible securities deemed to be beneficially owned by that person, and assuming no options, warrants or convertible securities held by any other person, have been exercised.

(c)	Includes 40,000 shares issuable upon exercise of stock options.

(d)	Includes 65,000 shares issuable upon the exercise of stock options and shares held through our Employee Stock Purchase Plan.

(e)	Includes 80,000 shares issuable upon the exercise of stock options and shares held through our Employee Stock Purchase Plan.

(f)	Includes 30,000 shares issuable upon the exercise of stock options.

(g)	Includes 14,800 shares issuable upon the exercise of stock options.

(h)	Includes 31,000 shares issuable upon the exercise of stock options and shares held through our Employee Stock Purchase Plan.

(i)	Includes 12,500 shares issuable upon the exercise of stock options.

(j)	Includes 12,500 shares issuable upon the exercise of stock options, 432 shares held as a beneficiary of a trust and 468 shares held by Mr. Hobby’s minor children.

(k)	Includes 285,800 shares issuable upon the exercise of stock options and shares held through our Employee Stock Purchase Plan.
      Employee Stock Purchase Plan. Our Employee Stock Purchase Plan provides eligible employees with the opportunity to purchase shares of our common stock through payroll deductions. Employees may purchase shares of common stock under this plan during a six-month offering period at a per share price equal to 85% of our common stock’s quoted fair market value. The number of shares purchased under this plan may not exceed certain maximum amounts on a per year basis. Shares purchased under this plan may not be transferred or withdrawn from the plan account for six months following their purchase, subject to certain exceptions. As of August 24, 2005, 550,000 shares were authorized for issuance under this plan, and 239,000 shares of common stock were available for future issuances.
      Other Stock-Based Plans. We have six stock option plans whereby certain of our officers, directors, and employees may be granted options, appreciation rights or awards related to our common stock, which are described below.
      Long-Term Incentive Plan. Our Long-term Incentive Plan permits the grant of stock options to eligible employees at an exercise price specified in the relevant option agreement, which is generally equal to the fair market value of our common stock on the date of grant. Options granted under this plan generally vest ratably over a five-year or seven-year period from date of grant (or 100% upon death) and vested options generally terminate seven years from their date of grant. Additional awards may be granted under this plan in the form of cash, stock (restricted or nonrestricted) or stock appreciation rights. As of August 24, 2005, 12.15 million shares of common stock were authorized for issuance under this plan, subject to adjustment, and 3.2 million shares of common stock were available for future grants.
      Nonemployee Directors Stock Purchase Plan. Pursuant to our Nonemployee Directors Stock Purchase Plan as it has been administered to date, each nonemployee director on the day after each annual meeting of shareholders receives an automatic grant of $20,000 in shares of restricted stock, and an annual retainer of $25,000, which each nonemployee director may elect to receive in cash, shares of restricted stock or a combination of both. Restricted stock awards fully vest on the first anniversary of each grant or upon a change in control. For purposes of outside director compensation, restricted stock issued in 2004 under this plan was valued at $21.90 per share, the closing price of our common stock on May 24, 2004, the date of grant. Additional awards may be granted under this plan. As of August 24, 2005, up to 400,000 shares of common stock were authorized for issuance under this plan, subject to adjustment, and 146,000 shares of common stock were available for future grants.
      Circle International Plans. Options outstanding under the four plans created by Circle International are exercisable in shares of our common stock and were automatically accelerated upon consummation of our merger in 2000. No new options have been granted under these plans subsequent to our merger with Circle International, and our Board of Directors does not expect to grant additional options under these plans in the future.
      The foregoing descriptions of our Employee Stock Purchase Plan and other stock-based plans are qualified in their entirety by reference to the plans, copies of which have been filed with the SEC as exhibits to our Issuer Tender Offer Statement on Schedule TO.
      Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers and subsidiaries, neither we nor any of our affiliates, subsidiaries, associates, directors or executive officers have effected any transactions involving shares of our common stock during the 60 days before August 30, 2005, except that between July 1 and July 7, 2005, we repurchased 35,200 shares of our common stock for a total of $703,935 under our stock repurchase plan. See Section 2. We are not currently aware of any transactions involving shares of our common stock having been effected during the 60 days before August 30, 2005 by any directors and executive officers of our subsidiaries.
      Agreements, Arrangements or Understandings. Except as otherwise described in this Offer to Purchase or documents incorporated by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Legal Matters; Regulatory Approvals.
      We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of the shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of the shares as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the tender offer pending the outcome of any such matter.
      There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the tender offer to accept shares for payment and pay for shares is subject to conditions. See Section 7.

13.	United States Federal Income Tax Consequences.
      The following describes the material United States federal income tax consequences relating to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.
      This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations, former citizens or residents of the United States or persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of options or shares held in our Employee Stock Purchase Plan). This discussion does not address the state, local or foreign tax consequences of participating in the tender offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the tender offer.
      As used herein, a “Holder” means a beneficial holder of shares that is:

•	an individual citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust (1) whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
      Holders of shares who are not United States holders (“foreign shareholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.
      Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

      Non-Participation in the Tender Offer. Holders of shares who do not participate in the tender offer will not incur any tax liability as a result of the consummation of the tender offer.
      Exchange of Shares Pursuant to the Tender Offer. An exchange of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the tender offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.
      Under Section 302 of the Code, a Holder will generally recognize gain or loss on an exchange of shares for cash if the exchange:

•	results in a “complete termination” of all such Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such Holder, or

•	is “not essentially equivalent to a dividend” with respect to the Holder.
      In applying the Section 302 tests, a Holder must take account of shares that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a Holder may, under certain circumstances, waive attribution from family members) and related entities and shares that the Holder has the right to acquire by exercise of an option.
      An exchange of shares for cash will be a “substantially disproportionate” redemption with respect to a Holder if, among other things, the percentage of the then-outstanding shares actually and constructively owned by the Holder immediately after the exchange is less than 80% of the percentage of the shares actually and constructively owned by the Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s proportionate equity interest in us given the Holder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction”. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.
      If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.
      If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. Non-corporate Holders should consult their tax advisors regarding the tax treatment of any loss on the sale of shares with respect to which they have received an “extraordinary dividend”. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

      We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the tender offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.
      See Section 3 with respect to the application of federal income tax withholding and backup withholding.
      We have included the discussion set forth above for general information only. We urge shareholders to consult their tax advisors to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

14.	Extension of the Tender Offer; Termination; Amendment.
      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the tender offer.
      Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the tender offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRnewswire or another comparable service.
      If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. As a general matter, if we materially change the terms of the tender offer or the information concerning the tender offer (other than a change in price or a change in percentage of securities sought), including the waiver of a material condition, we are required to extend the tender offer, if necessary, so that the tender offer remains open for at least five business days following such change. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the tender offer and, if an increase in the number of shares being sought exceeds 2% of our outstanding shares and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the tender offer will be extended until the expiration of such period of ten business days.

15.	Fees and Expenses.
      We have retained Banc of America Securities LLC to act as the Dealer Manager in connection with the tender offer and to provide financial advisory services in connection with the tender offer. The Dealer Manager will receive reasonable and customary fees for its services. We have also agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred by it in connection with the tender offer, including reasonable fees and expenses of counsel, and to indemnify the Dealer Manager against certain liabilities in connection with the tender offer, including liabilities under the federal securities laws.
      An affiliate of Banc of America Securities LLC is a lender under our current credit facility, will be a lender under our new $250 million revolving credit facility and, if we enter into such facility, a lender under the proposed $150 million bridge facility, and will receive reasonable and customary fees in connection therewith, and may receive reasonable and customary compensation in connection with our anticipated alternative debt financing. In addition, Banc of America Securities LLC has rendered various investment banking and other services to us in the past and may continue to render such services, for which it has received and may continue to receive customary compensation from us. In the ordinary course of their trading and brokerage activities, Banc of America Securities LLC and its affiliates may hold positions, for their own accounts or for those of their customers, in our securities.
      We have retained Morrow & Co., Inc. to act as Information Agent and Computershare Investor Services, L.L.C. to act as Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.
      We will not pay any fees or commissions to brokers or dealers (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the tender offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us, the Dealer Manager, the Information Agent or the Depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 9 in the Letter of Transmittal.

16.	Miscellaneous.
      We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of)

the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.
      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representations in connection with the tender offer other than those contained in this document or documents incorporated by reference or in the related letter of transmittal. If given or made, any recommendation or any such information or representations must not be relied upon as having been authorized by us or the Dealer Manager, the Information Agent or the Depositary.
August 30, 2005

      The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.
The Depositary for the Tender Offer is:
Computershare Investor Services, L.L.C.
350 Indiana St., Suite 800
Golden, CO 80401
(802) 962-4284

By Registered, Certified Mail or First Class Mail:	By Hand or Courier Delivery:	By Facsimile Transmission (for eligible institutions only):
Computershare Trust Company 350 Indiana St., Suite 800 Golden, CO 80401	Computershare Trust Company 350 Indiana St., Suite 800 Golden, CO 80401	(303) 262-0606
      DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
      Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, shareholders are directed to contact the Depositary.
The Information Agent for the Tender Offer is:
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000
Securityholders, Please Call Toll Free: (800) 607-0088
Banks and Brokers Call: (800) 654-2468
E-mail: egl.info@morrowco.com
The Dealer Manager for the Tender Offer is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502 (Call Toll Free)